HiClassT, Inc.

Smetanova 88/20

Retenice 415 03

Teplice, Czech Republic

March 27, 2017

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re: HiClassT, Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-215898

Filed on March 15, 2017

Dear Mr. Reynolds:

Thank you for your comments and assistance with respect to our S-1 filing. We have reviewed your comment and have amended this filing.

General

1.	Please disclose your response to comment 2, regarding your business plans, in your prospectus,

We have amended our document to disclose in the prospectus that the Company has no intention to engage into a merger or acquisition with an unidentified company or companies, or other entity or person.

Yours truly,

/s/ Patrik Wiedmann

Patrik Wiedmann

President